Exhibit 99.1

Fleetmatics Announces Record First Quarter 2013 Financial Results

•	Over 356,000 total subscribed vehicles attained

•	Total revenue of $38.4 million, up 38.0% year-over-year

•	GAAP EPS of $0.08; non-GAAP EPS of $0.15, up 50% year-over-year

•	Adjusted EBITDA of $11.1 million, up 81.1% year-over-year

•	Generated free cash flow of $3.5 million

Dublin, Ireland and Boston, MA, May 8, 2013 — Fleetmatics Group PLC (NYSE: FLTX), a leading global provider of fleet management solutions for commercial fleet vehicles delivered as Software-as-a-Service (SaaS), today announced financial results for its first quarter ended March 31, 2013.

“Our ability to exceed expectations across all key operating metrics during the first quarter highlights the continued robust demand from our SMB customers,” stated Jim Travers, Chief Executive Officer of Fleetmatics. “Our strong revenue and subscription growth is also being driven by continued solid execution by our team and the value proposition of our comprehensive Software-as-a-Service fleet management solution.”

Travers added, “Fleetmatics remains committed to investing in product development as well as its sales, marketing and operational infrastructure in order to maintain its momentum and capitalize on the large underpenetrated market for fleet tracking. Looking forward, we continue to expect to extend our leadership position and increase our market share worldwide by acquiring new customers, increasing sales to existing customers, entering new geographies, introducing new features and further monetizing our data.”

First Quarter 2013 Financial Highlights

•	Revenue: Total revenue for the first quarter was $38.4 million, an increase of 38.0% compared to $27.8 million for the first quarter of 2012.

•

Gross Profit: GAAP gross profit for the first quarter was $28.4 million, compared to $19.4 million for the first quarter of 2012. GAAP gross margin was 74.0% compared to 69.7% for the same period in 2012. Non-GAAP gross profit, which excludes share-based compensation and amortization of intangible assets was $28.5 million for the quarter compared to $19.5 million in the year ago period. Non-GAAP gross margin was 74.2% for the first quarter of 2013, compared to 70.1% during the same period last year.

•

Operating Income: GAAP operating income for the first quarter was $5.8 million, compared to $2.1 million for the first quarter of 2012. Non-GAAP operating income, which excludes share-based compensation, amortization of intangible assets and other items as defined in “Non-GAAP Financial Measures”, was $7.9 million, compared to $3.8 million for the first quarter of 2012.

•

Net Income: GAAP net income for the first quarter was $3.0 million, compared to $1.0 million for the same period last year. GAAP net income per share attributable to ordinary shareholders for the first quarter was $0.08, based on 36.2 million weighted-average diluted shares outstanding, compared to $0.03, based on 2.6 million weighted-average diluted shares outstanding, for the same period last year.

Non-GAAP adjusted earnings, which excludes share-based compensation, amortization of intangible assets and other items as defined in “Non-GAAP Financial Measures”, was $5.4 million for the first quarter, compared to $2.8 million for the first quarter of 2012. Non-GAAP diluted adjusted earnings per share for the first quarter was $0.15 based on 36.2 million weighted-average diluted shares outstanding compared to $0.10 per share based on 29.2 million pro forma weighted-average diluted shares outstanding for the same period last year.

•

Adjusted EBITDA: Adjusted EBITDA for the first quarter was $11.1 million, an increase of 81.1% compared to $6.1 million for the first quarter of 2012. Adjusted EBITDA margin was 28.8% for the first quarter of 2013, compared to a 21.9% margin for the same period last year. Adjusted EBITDA is defined as net income (loss) plus provision for income taxes; interest (income) expense, net; foreign currency transaction (gain) loss, net; depreciation and amortization of property and equipment; amortization of capitalized in-vehicle devices owned by customers; amortization of intangible assets; share-based compensation; and other items as defined in “Non-GAAP Financial Measures.”

A reconciliation of GAAP to non-GAAP financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

•	Balance Sheet: As of March 31, 2013, Fleetmatics had cash of $102.0 million, an increase of $1.9 million since December 31, 2012.

During the first quarter of 2013, the company generated $12.1 million in net cash from operations and invested $8.5 million in capital expenditures, resulting in free cash flow of $3.5 million. During the first quarter of 2012, the company generated $4.5 million in net cash from operations and invested $5.4 million in capital expenditures, resulting in free cash flow of negative $0.9 million.

First Quarter 2013 Operating Highlights

•	Fleetmatics ended the first quarter of 2013 with over 356,000 active vehicles under subscription, up 39.1% compared to over 256,000 during the first quarter of 2012.

•

Quarterly net churn during the first quarter of 2013 improved to 1.3% compared to 0.8% during the first quarter of 2012. We calculate our net churn for a period by dividing (i) the number of vehicles under subscription added from existing customers less vehicles under subscription lost from existing customers over that period by (ii) the total vehicles under subscription at the beginning of that period. A positive net churn in each period means we added more vehicles from existing customers than we lost from those customers during the particular period.

Financial Outlook

As of May 8, 2013, Fleetmatics is initiating guidance for the second quarter of 2013 and full year 2013 as follows:

Second Quarter 2013 Guidance: Total revenue is expected to be in the range of $40.8 million to $41.2 million. Adjusted EBITDA is expected to be in the range of $10.0 million to $10.4 million. Non-GAAP diluted adjusted earnings per share is expected to be in the range of $0.15 to $0.17 based on approximately 37.2 million weighted-average diluted shares outstanding.

Full Year 2013 Guidance: Total revenue is expected to be in the range of $165.0 million to $167.0 million, which represents growth of 30% year-over-year at the midpoint. Adjusted EBITDA is expected to be in the range of $46.5 million to $47.5 million. Non-GAAP diluted adjusted earnings per share is expected to be in the range of $0.70 to $0.73 based on approximately 37.2 million weighted-average diluted shares outstanding.

Quarterly Conference Call

Fleetmatics will host a conference call today at 5:00 p.m. EST to discuss the company’s financial results for the first quarter 2013, its business outlook and other matters. To access this call, dial +1-888-299-7207 (United States), or +1-719-325-4828 (international), with conference ID #1966789. A live webcast of this conference call will also be available on the investor relations portion of the company’s website at ir.fleetmatics.com, and a replay will be archived on the website as well. A replay of this conference call will also be available through May 22, 2013, by dialing +1-877-870-5176 (United States), or +1-858-384-5517 (international). The recording access code is #1966789.

About Fleetmatics Group PLC

Fleetmatics Group PLC is a leading global provider of fleet management solutions for small and mid-sized businesses delivered as Software-as-a-Service (SaaS). Our solutions enable businesses to meet the challenges associated with managing local fleets, and improve the productivity of their mobile workforces, by extracting actionable business intelligence from real-time and historical vehicle and driver behavioral data.

Fleetmatics’ intuitive, cost-effective Web-based solutions provide fleet operators with visibility into vehicle location, fuel usage, speed and mileage, and other insights into their mobile workforce, enabling them to reduce operating and capital costs, as well as increase revenue. Fleetmatics serves more than 19,000 customers, tracking more than 356,000 vehicles worldwide.

Fleetmatics’ solutions are marketed both under the Fleetmatics (www.fleetmatics.com) and SageQuest (www.sage-quest.com) brands.

Investor Contact:

Seth Potter

ICR Inc. on behalf of Fleetmatics

(646) 277-1230

fleetmatics@icrinc.com

Non-GAAP Financial Measures

In this release, Fleetmatics’ non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income, non-GAAP adjusted earnings, non-GAAP diluted adjusted earnings per share, Adjusted EBITDA and Adjusted EBITDA margin are not presented in accordance with generally accepted accounting principles (GAAP) and are not intended to be used in lieu of GAAP presentations of results of operations. Non-GAAP gross profit and non-GAAP gross margin exclude share-based compensation and amortization of intangible assets. Non-GAAP operating income, Non-GAAP adjusted earnings and non-GAAP diluted adjusted earnings per share exclude share-based compensation; amortization of intangible assets; foreign currency transaction (gain) loss; loss on extinguishment of debt; certain non-recurring litigation and settlement costs; certain non-recurring secondary public offering costs; management services agreement expense; the tax effects related to these items, and the tax reserve component of the income tax provision.

Adjusted EBITDA is defined as net income (loss) plus provision for income taxes; interest (income) expense, net; foreign currency transaction (gain) loss, net; depreciation and amortization of property and equipment; amortization of capitalized in-vehicle devices owned by customers; amortization of intangible assets; share-based compensation; certain non-recurring litigation and settlement costs; certain non-recurring secondary public offering costs; management services agreement expense; and loss on extinguishment of debt.

Management presents these non-GAAP financial measures because it considers them to be important supplemental measures of performance. Management uses the non-GAAP financial measures for planning purposes, including analysis of the company’s performance against prior periods, the preparation of operating budgets and to determine appropriate levels of operating and capital investments. Management also believes that the non-GAAP financial measures provide additional insight for analysts and investors in evaluating the company’s financial and operational performance. However, these non-GAAP financial measures have limitations as an analytical tool and are not intended to be an alternative to financial measures prepared in accordance with GAAP. We intend to provide these non-GAAP financial measures as part of our future earnings discussions and, therefore, the inclusion of these non-GAAP financial measures will provide consistency in our financial reporting. Investors are encouraged to review the reconciliation of these non-GAAP measures to their most directly comparable GAAP financial measures. A reconciliation of our non-GAAP financial measures to their most directly comparable GAAP measures has been provided in the financial statement tables included below in this press release.

The Company’s earnings press releases containing such non-GAAP reconciliations can be found on the Investors section of the Company’s web site at http://ir.fleetmatics.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about our future investments, growth strategy, extending our market leadership position, acquiring new customers, increasing sales to existing customers, entering new geographies, introducing new features, monetizing our data, and our expected financial results for the second quarter of 2013, the full year of 2013 and the financial results for the first quarter of 2013. These forward-looking statements include, but are not limited to: plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts and statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, risks associated with our ability to effectively and efficiently attract, sell to and retain SMB customers; our ability to attract customers on a cost-effective basis, our ability to retain and increase sales to our existing customers; our ability to successfully complete and integrate acquisitions; expectations regarding the widespread adoption of fleet management solutions; our ability to expand the sales of our products to customers located outside the U.S.; our ability to continue to compete in a highly fragmented market and the risk of future competitors by way of acquisition or otherwise; keeping up with the rapid technological change required to remain competitive in our industry; and the impact of adverse economic conditions on information technology spending by SMB business, and other risks set forth under the caption “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2013, as updated by our subsequently furnished or filed quarterly reports on Form 6-K, annual reports on Form 20-F and other filings that we make with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended March 31,
	2013	2012
Subscription revenue	$38,419	$27,839
Cost of subscription revenue	9,997	8,443

Gross profit	28,422	19,396

Operating expenses:
Sales and marketing	12,601	9,934
Research and development	2,094	1,617
General and administrative	7,940	5,696

Total operating expenses	22,635	17,247

Income from operations	5,787	2,149
Interest income (expense), net	(366)	(623)
Foreign currency transaction gain (loss), net	(356)	216

Income before income taxes	5,065	1,742
Provision for income taxes	2,105	718

Net income	2,960	1,024
Accretion of redeemable convertible preferred shares to redemption value	—	(111)
Net income attributable to participating securities	—	(864)

Net income attributable to ordinary shareholders	$2,960	$49

Net income per share attributable to ordinary shareholders:
Basic	$0.09	$0.03

Diluted	$0.08	$0.03

Weighted average ordinary shares outstanding:
Basic	34,612,057	1,504,610

Diluted	36,244,647	2,551,010

FLEETMATICS GROUP PLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	March 31, 2013	December 31, 2012
	(Unaudited)
Assets
Current assets:
Cash	$102,018	$100,087
Restricted cash	64	64
Accounts receivable, net of allowances of $897 and $887 at March 31, 2013 and December 31, 2012, respectively	10,196	8,871
Deferred tax assets	8,391	8,402
Prepaid expenses and other current assets	9,874	10,371

Total current assets	130,543	127,795
Property and equipment, net	45,995	41,132
Goodwill	24,879	24,879
Intangible assets, net	6,541	7,013
Deferred tax assets, net	1,000	1,084
Other assets	7,979	8,722

Total assets	$216,937	$210,625

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$8,669	$9,115
Accrued expenses and other current liabilities	11,698	11,764
Deferred revenue	20,939	17,087
Current portion of long-term debt	1,250	1,250

Total current liabilities	42,556	39,216

Deferred revenue	8,056	8,931
Accrued income taxes	14,903	14,559
Long-term debt, net of discount of $520 and $556 at March 31, 2013 and December 31, 2012, respectively	22,605	22,881
Other liabilities	4,027	4,016

Total liabilities	92,147	89,603

Total shareholders’ equity	124,790	121,022

Total liabilities and shareholders’ equity	$216,937	$210,625

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2013	2012
Cash flows from operating activities:
Net income	$2,960	$1,024
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	2,992	2,134
Amortization of capitalized in-vehicle devices owned by customers	213	139
Amortization of intangible assets	467	583
Amortization of deferred commissions, other deferred costs and debt discount	1,442	1,127
Provision for (benefit from) deferred tax assets	21	(142)
Provision for accounts receivable allowances	382	418
Unrealized foreign currency transaction (gain) loss	346	(216)
Loss on disposal of property and equipment and other assets	826	379
Share-based compensation	604	547
Changes in operating assets and liabilities:
Accounts receivable	(1,773)	(2,383)
Prepaid expenses and other current and long-term assets	(1,232)	(2,238)
Accounts payable, accrued expenses and other current liabilities	1,429	2,980
Accrued income taxes	345	550
Deferred revenue	3,055	(409)

Net cash provided by operating activities	12,077	4,493

Cash flows from investing activities:
Purchases of property and equipment	(8,530)	(5,364)
Capitalization of internal-use software costs	(400)	(235)
Net increase in restricted cash	—	(45)

Net cash used in investing activities	(8,930)	(5,644)

Cash flows from financing activities:
Payments of Term Loan	(313)	—
Proceeds from exercise of stock options	207	—
Excess tax benefits from share-based awards	—	21
Payments of previously accrued initial public offering costs	(948)	—
Payments of Senior Secured Notes	—	(146)
Payments of capital lease obligations	(90)	(118)

Net cash used in financing activities	(1,144)	(243)

Effect of exchange rate changes on cash	(72)	12

Net increase (decrease) in cash	1,931	(1,382)
Cash, beginning of period	100,087	8,615

Cash, end of period	$102,018	$7,233

Supplemental disclosure of cash flow information:
Cash paid for interest	$329	$573
Cash paid (refunds received), net for income taxes	$(339)	$416
Supplemental disclosure of non-cash financing and investing activities:
Accretion of redeemable convertible preferred shares to redemption value	$—	$111
Acquisition of property and equipment through capital leases	$—	$31
Additions to property and equipment included in accounts payable at the balance sheet dates	$1,470	$1,737
Initial public offering costs included in accounts payable or accrued expenses at the balance sheet dates	$406	$—

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT AND OPERATING INCOME

(In thousands)

(Unaudited)

	Three Months Ended
	March 31,
	2013	2012
Gross Profit GAAP	$28,422	$19,396
Share-based compensation	42	20
Amortization of intangible assets	52	95

Gross Profit Non-GAAP	$28,516	$19,511

Subscription revenue	$38,419	$27,839

Gross Margin Percentages:
GAAP	74.0%	69.7%
Non-GAAP	74.2%	70.1%

	Three Months Ended
	March 31,
	2013	2012
Operating Income GAAP	$5,787	$2,149
Share-based compensation	604	547
Amortization of intangible assets	467	583
Management Services Agreement Expense	—	553
Secondary public offering costs	636	—
Litigation and settlements	360	—

Operating Income Non-GAAP	$7,854	$3,832

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

(In thousands)

(Unaudited)

	Three Months Ended
	March 31,
	2013	2012
Net income	$2,960	$1,024
Provision for income taxes	2,105	718
Interest (income) expense, net	366	623
Foreign currency transaction (gain) loss, net	356	(216)
Depreciation and amortization of property and equipment	2,992	2,134
Amortization of capitalized in-vehicle devices owned by customers	213	139
Amortization of intangible assets	467	583
Share-based compensation	604	547
Secondary public offering costs	636	—
Litigation and settlements	360	—
Management Services Agreement expense	—	553

Adjusted EBITDA	$11,059	$6,105

Subscription revenue	$38,419	$27,839

Adjusted EBITDA margin	28.8%	21.9%

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP ADJUSTED EPS

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended
	March 31,
	2013	2012
Net income	$2,960	$1,024
Amortization of intangible assets	467	583
Share-based compensation	604	547
Foreign currency transaction (gain) loss, net	356	(216)
Secondary public offering costs	636	—
Litigation and settlements	360	—
Management Services Agreement expense	—	553
Tax effect of non-GAAP adjustments above at 15%	(363)	(220)
Tax reserve component of income tax provision	429	550

Adjusted earnings	$5,449	$2,821

Pro forma weighted average ordinary shares outstanding — diluted	36,244,647	29,204,393

Non-GAAP adjusted EPS	$0.15	$0.10

FLEETMATICS GROUP PLC

RECONCILIATION TO NON-GAAP INCOME

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2013	2012
Cost of subscription revenue
Share-based compensation	$42	$20
Amortization of intangible assets	52	95

Subtotal cost of subscription revenue	94	115

Sales and marketing
Share-based compensation	243	303
Amortization of intangible assets	415	488

Subtotal sales and marketing	658	791

Research and development
Share-based compensation	52	35

Subtotal research and development	52	35

General and administrative
Share-based compensation	267	189
Management Services Agreement expense	—	553
Secondary public offering costs	636	—
Litigation and settlements	360	—

Subtotal general and administrative	1,263	742

Foreign currency transaction (gain) loss, net	356	(216)
Tax effect of non-GAAP adjustments, net of tax reserve component of income tax provision	66	330

Total expense add-backs	$2,489	$1,797